WERIDE INC.

21st Floor, Tower A, Guanzhou Life

Science Innovation Center

No. 51, Luoxuan Road, Guangzhou

International Biotech Island

Guangzhou 510005, People’s Republic of China

November 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	WeRide Inc. Registration Statement on Form F-1 (File No. 333-291103) Filed October 27, 2025

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WeRide Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-291103), together with all exhibits thereto (the “Registration Statement”), initially confidentially submitted to the Commission on June 27, 2025 and subsequently filed with the Commission on October 27, 2025.

The Registrant is making this application for withdrawal on the grounds that any registered offering conducted by the Registrant in the future would take place under a registration statement on Form F-3, as the Company now meets the definition of “well known seasoned issuer” as defined in Rule 405 under the Securities Act. The Registrant is not providing any information as to the timing of any potential offering or the related filing. The Registration Statement has not become effective and the Registrant confirms that no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

If you have any questions with respect to this matter, please contact Yilin Xu of Cooley LLP at yilin.xu@cooley.com or +86 10 8540 0695, or Reid S. Hooper of Cooley LLP at rhooper@cooley.com or (202) 776-2097.

[Remainder of Page Intentionally Left Blank]

Sincerely,

WeRide Inc.

By:	/s/ Tony Xu Han
Name:	Tony Xu Han
Title:	Chairman and Chief Executive Officer

[Signature Page to Registration Statement Withdrawal Letter]